Free Writing Prospectus (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 433 Registration No. 333-126811 April 13, 2007

$[•] 100% Principal Protected Bear Notes due April 29, 2009 Linked to the Performance of a Basket of Currencies Medium-Term Notes, Series A, No.F-020

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date:	[•], 2007

Issue Date:	[•], 2007

Basket Final Valuation Date:	[•], 2009

Maturity Date:	[•], 2009 (resulting in a term to maturity of approximately 2 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:

An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. Dollar and the Chinese Yuan (the “USDCNY” currency exchange rate), (ii) the U.S. Dollar and the Indonesian Rupiah (“USDIDR” currency exchange rate), (iii) the U.S. Dollar and the Indian Rupee (the “USDINR” currency exchange rate), (iv) the U.S. Dollar and the Japanese Yen (the “USDJPY” currency exchange rate) and (v) the U.S. Dollar and the Malaysian Ringgit (the “USDMYR” currency exchange rate) (each a “currency exchange rate” and a “basket component”). The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate (to the nearest four decimal places), which will be determined by the calculation agent in accordance with the following:

(a)    where the currency exchange rate is USDCNY, the Chinese Yuan per U.S. Dollar fixing rate for settlement in two business days as reported the Federal Reserve Bank of New York, which appears on the Reuters Screen “1FEE” to the right of the caption “CNY” at approximately 12:00 p.m., New York time, on the relevant date;

(b)    where the currency exchange rate is USDIDR, the Indonesian Rupiah per U.S. Dollar rate, which is (i) the Indonesian Rupiah per Euro fixing rate for settlement in two business days as reported by the European Central Bank, Frankfurt, which appears on Reuters screen “ECB37” to the right of the caption “IDR” at approximately 2:15p.m., Frankfurt time, on the relevant date, divided by (ii) the U.S. Dollar per Euro fixing rate for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “EUR” at approximately 12:00 p.m., New York time, on the relevant date;

(c)    where the currency exchange rate is USDINR, the Indian Rupee per U.S. Dollar fixing rate for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “INR” at approximately 12:00 p.m., New York time, on the relevant date;

(d)    where the currency exchange rate is USDJPY, the Japanese Yen per U.S. Dollar fixing rate for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “JPY” at approximately 12:00 p.m., New York time, on the relevant date;

(e)    where the currency exchange rate is USDMYR, the Malaysian Ringgit per U.S. Dollar fixing rate for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “MYR” at approximately 12:00 p.m., New York time, on the relevant date;

See “Description of Reference Asset” in this free writing prospectus for additional information.

Participation Rate:	220%. The actual participation rate will be determined on the initial valuation date.

Principal Protection Percentage:	100%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the basket performance is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the participation rate and (ii) the basket performance:

$1,000 + [$1,000 x (participation rate x basket performance)]

•        if the basket performance is less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = [•] with respect to USDCNY, [•] with respect to USDIDR, [•] with respect to USDINR, [•] with respect to USDJPY, and [•] with respect to USDMYR, which, in each case, represents the reference level of each basket component on the basket initial valuation date;

C(i) Final = The reference level of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, which is 1/5 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day Convention:	Modified following

Business Day:	New York

Settlement:	DTC; global notes

CUSIP/ISIN:	06738C U64 and US06738CU649

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	[•]%	[•]%
Total	$[•]	$[•]	$[•]

FWP-2

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:

http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual reference level or basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the reference levels of the basket components on the basket final valuation date relative to their reference levels on the basket initial valuation date. We cannot predict the basket performance.

The following examples illustrate the payment at maturity assuming an initial investment of $1,000 and a participation rate of 220% and that the reference levels of the basket components are as indicated.

Example 1: In this case, all four reference currencies strengthen against the U.S. dollar. (This occurs when C(i)Final decreases from C(i) Initial, reflecting a fewer number of reference currency per U.S. dollar.)

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USDCNY currency exchange rate	7.7240	7.0000	9.37%	1/5	1.87%
USDIDR currency exchange rate	9099.5105	8000.0000	12.08%	1/5	2.42%
USDINR currency exchange rate	42.6500	40.0000	6.21%	1/5	1.24%
USDJPY currency exchange rate	118.9900	115.0000	3.35%	1/5	0.67%
USDMYR currency exchange rate	3.4460	3.0000	12.94%	1/5	2.59%
Basket					8.79%

FWP-3

Step 2: Calculate the payment at maturity.

Because the basket performance of 8.79% is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$1,000 + [$1,000 x (participation rate x basket performance)] = $1,000 + [$1,000 x (220% x 8.79%)] = $1,193.45

Therefore, the payment at maturity is $1,193.45 per $1,000 principal amount Note, representing a 19.345% return on investment over the term of the Notes.

Example 2: In this case, some reference currencies strengthen against the U.S. dollar while some weaken.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USDCNY currency exchange rate	7.7240	7.2500	6.14%	1/5	1.23%
USDIDR currency exchange rate	9099.5105	9500.0000	-4.40%	1/5	-0.88%
USDINR currency exchange rate	42.6500	42.0000	1.52%	1/5	0.30%
USDJPY currency exchange rate	118.9900	120.0000	-0.83%	1/5	-0.17%
USDMYR currency exchange rate	3.4460	3.3000	4.24%	1/5	0.85%
Basket					1.33%

Step 2: Calculate the payment at maturity.

Because the basket performance of 1.67% is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$1,000 + [$1,000 x (participation rate x basket performance)] = $1,000 + [$1,000 x (220% x 1.33%)] = $1,029.25

Therefore, the payment at maturity is $1,029.25 per $1,000 principal amount Note, representing a 2.925% return on investment over the term of the Notes.

Example 3: In this case, all five reference currencies weaken against the U.S. dollar. (This occurs when C(i)Final increases from C(i) Initial, reflecting a greater number of reference currency per U.S. dollar.)

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USDCNY currency exchange rate	7.7240	8.0000	-3.57%	1/5	-0.71%
USDIDR currency exchange rate	9099.5105	9200.0000	-1.10%	1/5	-0.22%
USDINR currency exchange rate	42.6500	44.0000	-3.17%	1/5	-0.63%
USDJPY currency exchange rate	118.99	120.0000	-0.85%	1/5	-0.17%
USDMYR currency exchange rate	3.4460	3.5000	-1.57%	1/5	-0.31%
Basket					-2.05%

Step 2: Calculate the payment at maturity.

Because the basket performance of -2.05% is less than 0%, you will receive a payment at maturity of $1,000. The return on your investment is 0.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the reference level of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

o	For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

FWP-4

o	For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 220% of the basket performance of your Notes at maturity in the event that the basket performance is equal to or greater than 0%, in addition to the principal amount of your Notes.

•

Certain U.S. Federal Income Tax Considerations—In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as contingent payment debt instruments that are not subject to the special rules for nonfunctional currency contingent payment debt instruments. We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a ‘Basket’)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

In addition to the risks described above, you should consider the following:

•

Notes Bearish on the U.S. dollar—The basket performance will only be positive if, on average, the value of the U.S. dollar weakens relative to the reference currencies, comprising the basket components. If, on average, the U.S. dollar appreciates in value relative to the Chinese Yuan, the Indonesian Rupiah, the Indian Rupee, the Malaysian Ringgit, and the Japanese Yen over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•

Returns Do Not Increase at a Constant Rate—As the reference currencies strengthen (and the U.S. dollar weakens), the basket performance will also increase but at a diminishing marginal rate. For example, in Example 1, if the USDJPY currency exchange rate had halved from its initial value of 118.9900 to 44.4950 (an increase of 100% in the value of the Japanese Yen), the corresponding performance of that basket component would have resulted in a performance of 50%. Moreover, as the C(i)Initial decreases from C(i)Final, the returns on the Notes continue to increase but at a diminishing marginal rate.

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the basket performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the reference levels of some or all of the basket components was higher than the reference levels on the basket initial valuation date at some time during the term of the Notes but later falls below those initial reference levels.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

FWP-5

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the prices of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected demand or supply for the basket components;

o	the time to maturity of the Notes;

o	interest and yield rates in the market generally;

o	a variety of economic, financial, political, regulatory or judicial events; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate (to the nearest four decimal places), which is determined by the calculation agent in accordance with the following:

(a)	where the currency exchange rate is USDCNY, the Chinese Yuan per U.S. Dollar fixing rate for settlement in two business days as reported the Federal Reserve Bank of New York, which appears on the Reuters Screen “1FEE” to the right of the caption “CNY” at approximately 12:00 p.m., New York time, on the relevant date;

(b)	where the currency exchange rate is USDIDR, the Indonesian Rupiah per U.S. Dollar rate, which is (i) the Indonesian Rupiah per Euro fixing rate for settlement in two business days as reported by the European Central Bank, Frankfurt, which appears on Reuters screen “ECB37” to the right of the caption “IDR” at approximately 2:15p.m., Frankfurt time, on the relevant date, divided by (ii) the U.S. Dollar per Euro fixing rate for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “EUR” at approximately 12:00 p.m., New York time, on the relevant date;

(c)	where the currency exchange rate is USDINR, the Indian Rupee per U.S. Dollar fixing rate for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “INR” at approximately 12:00 p.m., New York time, on the relevant date;

(d)	where the currency exchange rate is USDJPY, the Japanese Yen per U.S. Dollar fixing rate for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “JPY” at approximately 12:00 p.m., New York time, on the relevant date;

(e)	where the currency exchange rate is USDMYR, the Malaysian Ringgit per U.S. Dollar fixing rate for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “MYR” at approximately 12:00 p.m., New York time, on the relevant date;

If any of the Reuters pages described above, or the successor page thereto, is not available on the basket final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Historical Information

The following graphs set forth the historical performance of the Indian Rupee, Brazilian Real, Mexican Peso, and the Japanese Yen based on the currency exchange rates from January 17, 2000 through April 12, 2007. We obtained the information regarding these USDCNY, USDIDR, USDINR, USDJPY and USDMYR currency exchange rates below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the USDCNY, USDIDR, USDINR, USDJPY and USDMYR currency exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the USDCNY, USDIDR, USDINR, USDJPY and USDMYR currency exchange rates will result in any return in addition to your initial investment.

The reference levels of the USDCNY, USDIDR, USDINR, USDJPY and USDMYR currency exchange rates on April 12, 2007 were 7.7240, 9099.5105, 42.6500, 118.9900 and 3.4460, respectively.

FWP-6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP-7

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP-8

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP-9